Mail Stop 3561

June 5, 2008

<u>By Facsimile and U.S. Mail</u>

Frederick W. McTaggart
Chief Executive Officer and President
Consolidated Water Co., LTD.
Regatta Office Park
Windward Three, 4th Floor
P.O. Box 1114 GT
Grand Cayman, KY1-1102, Cayman Islands

>   **Re: Consolidated Water Co., LTD.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed March 17, 2008**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2008**
>   **Filed May 12, 2008**
>   **File No.'s 0-25248**

Dear Mr. McTaggart:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Frederick W. McTaggart
Consolidated Water Co., LTD.
June 5, 2008
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. Where a comment below requests added disclosures or other revisions to be made please show us in your response what the revisions will look like. These revisions should be included in future interim and annual filings, as applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Critical Accounting Policies, page 30

2. Please revise your disclosure of critical estimates and judgments to supplement and not duplicate the summary of significant accounting policies that are already disclosed in Note 2 to the financial statements. Please carefully evaluate each policy and revise your discussion as appropriate to clarify and quantify each critical estimate and clearly identify the assumptions you used to calculate each estimate. Discuss and quantify how accurate your estimates and assumptions have been in the past and whether they are likely to change in the future.   Refer to Refer to Release Nos. 33-8350 and 34-48960.

Year Ended December 31, 2007 Compared to year Ended December 31, 2006, page 33

3. Note 15 discloses the $7.8 million increase in cost of revenue in 2007 over 2006 is largely attributable to a $4,547,122 increase in cost of plant sales and $1,839,083 increase in fuel oil costs. Please direct us to your discussions of these significant economic changes in your results of operations or tell us why you have not discussed these items in consideration of Item 303(a)(3) of Regulation S-K.

Notes to Consolidated Financial Statements, page 49

Other Liabilities, page 51

4. Please tell us and disclose your accounting method for recognizing the discount on future water supplies as well as where you characterize the amounts in your statements of income and the amounts recognized in each of the periods presented, as applicable.

Note 5. Inventory, page 52

5.   Please tell us why you classify spare parts stock as a current asset or reclassify the portion you estimate you will not use in the near term as a non-current asset.

Exhibits 31.1 and 31.2

6.   In future filings please eliminate the titles of your certifying officers and the use of the terms annual or interim reports. See Item 601(31) of Regulation S-K. Please confirm the inclusion of titles in the first line of your certifications was not intended to limit the capacity of these individuals to provide certification in Form 10-K.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Material Commitments, Expenditures and Contingencies, page 19

7.   Please tell us how you determined there is no need to establish a valuation allowance for OC-BVI receivables from the BVI government. We see the BVI government remitted $3.5 million to OC-BVI on $8.1 million gross accounts receivable as of December 31, 2007 and the BVI government has not remitted any payments since January 2008. Also please tell us how your consideration was impacted by the BVI government's communicating it would only pay OC-BVI's cost to produce water or an estimated 30% of billings. We refer you to paragraph five on page 12. Please include all applicable accounting pronouncements to support your conclusion.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341, or Donna Di Silvio at (202) 551-3202, Review Accountant, if you have any questions regarding the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief